UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BlueLinx Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

09624H109
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue, 22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10171	New York, NY 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	09624H109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,100,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 54.5%*

14.	Type of Reporting Person (See Instructions): IA, IN

* Based upon the information set forth in the Registration Statement on Form S-1 of BlueLinx Holdings Inc., a Delaware corporation (the "Company"), as filed with the Securities and Exchange Commission on April 26, 2011, there were 33,215,906 shares of common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of April 15, 2011.  As of the filing date of this Schedule 13D Amendment No. 4, Cerberus ABP Investor LLC, a Delaware limited liability company ("Cerberus ABP"), holds 18,100,000 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP.  Thus, as of the filing date of this Schedule 13D Amendment No. 4, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 18,100,000 Shares, or 54.5% of the Shares deemed issued and outstanding.

This Amendment No. 4 (“Amendment No. 4”) further amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Stephen Feinberg on December 22, 2004, the Schedule 13D Amendment No. 1 filed with the SEC by Mr. Feinberg on July 22, 2010 (“Amendment No. 1”), the Schedule 13D Amendment No. 2 filed with the SEC by Mr. Feinberg on September 28, 2010 (“Amendment No. 2”) and the Schedule 13D Amendment No. 3 filed with the SEC by Mr. Feinberg on October 20, 2010 (“Amendment No. 3”).  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, unless otherwise defined herein.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

       Based upon the information set forth in the Registration Statement on Form S-1 of the Company, as filed with the Securities and Exchange Commission on April 26, 2011, there were 33,215,906 Shares issued and outstanding as of April 15, 2011.  As of the filing date of this Amendment No. 4, Cerberus ABP holds 18,100,000 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP.  Thus, as of the filing date of this Amendment No. 4, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 18,100,000 Shares, or 54.5% of the Shares deemed issued and outstanding.

       During the 60 days prior to April 26, 2011, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 is hereby amended by adding the following paragraphs after the last paragraph thereof:

       On April 26, 2011, Cerberus ABP entered into an Investment Agreement (the “Investment Agreement”) with the Company in connection with a proposed $60.0 million rights offering (the “Rights Offering”) by the Company of its Shares.  Under the terms of the Rights Offering, the Company intends to distribute, at no charge to the holders of its Shares as of the record date, transferable subscription rights for each Share owned on the record date, and each right will entitle the holder to purchase its pro rata allocation of the $60.0 million of Shares being offered. In addition to being able to purchase their pro rata portion of the Shares offered based on their ownership as of the record date for the Rights Offering, stockholders, other than Cerberus ABP, who fully exercise their basic subscription rights may over-subscribe for additional Shares that remain unsubscribed as a result of any unexercised rights. The subscription price for the rights will be equal to the lesser of (i) a discount (0.66666667%) to the average closing price of the Shares for the ten trading-day period ending two trading days prior to the effective date of the registration statement filed by the Company with the SEC in connection with the Rights Offering, or (ii) $2.50 per share; provided, that, in no event will the subscription price be less than $2.00 per share (the “Subscription Price”).  The Rights Offering is conditioned upon the Company completing certain liquidity improvement initiatives, in addition to other customary conditions, including the effectiveness of the registration statement filed by the Company with respect to the Rights Offering.

       Subject to the terms and conditions of the Investment Agreement described below, Cerberus ABP has agreed to purchase from the Company unsubscribed Shares after the other stockholders have exercised their basic subscription rights and over-subscription privileges, such that the gross proceeds to the Company of the Rights Offering will be no less than $60.0 million. The price per share paid by Cerberus ABP for such Shares under the Investment Agreement will be equal to the Subscription Price.

       The closing of the transactions contemplated by the Investment Agreement is subject to satisfaction or waiver of the following conditions: (i) the effectiveness of the registration statement relating to the Rights Offering; (ii) the Rights Offering having been conducted in accordance with the Investment Agreement in all material respects; (iii) receipt of all material governmental and third party consents; (iv) the absence of any legal impediment to the consummation of the Rights Offering or the issuance of Shares under the Investment Agreement; (v) compliance with the covenants and the accuracy of the representations and warranties set forth in the Investment Agreement in all material respects; (vi) the Company completing, to the reasonable satisfaction of Cerberus ABP, certain liquidity improvement initiatives set forth in the Investment Agreement; and (vii) other customary conditions.

       The Investment Agreement may be terminated at any time prior to the closing of the purchase of the Shares thereunder: (i) by mutual written agreement of Cerberus ABP and the Company; (ii) by either party if the transactions contemplated by the Investment Agreement do not close by the earlier of July 31, 2011 and the date that is 30 business days after the registration statement for the Rights Offering has been declared effective (the “Outside Date”), provided, however, that the right to terminate the Investment Agreement is not available to any party whose failure to comply with any provision of the Investment Agreement is the cause of, or resulted in, the failure of the closing to occur on or prior to such date; (iii) by either party if there is a breach by Cerberus ABP (in the case of termination by the Company) or by the Company (in case of termination by Cerberus ABP) of any covenant or representation or warranty that would cause the failure of the satisfaction of a closing condition and is not capable of cure by the Outside Date; (iv) by either party upon the occurrence of any event that results in a failure to satisfy any of such party’s closing conditions, which failure is not capable of cure by the Outside Date; or (v) by the Company if its disinterested directors, in exercise of their fiduciary duties, recommend to the board of directors of the Company that the Company consummate an Alternative Transaction that  would result in more favorable economic terms for the Company than the Rights Offering.  An “Alternative Transaction” shall mean a transaction or series of transactions, other than the Rights Offering, that would provide the Company with additional liquidity in an amount equal to, or in excess of, that expected as a result of the Rights Offering (assuming completion of the liquidity improvement initiatives in connection therewith), including, without limitation, a rights offering with respect to the Company’s securities that is backstopped by a party other than Cerberus ABP.

       Shares acquired by Cerberus ABP pursuant to the Investment Agreement will become subject to the Company’s existing registration rights agreement with Cerberus ABP (previously incorporated by reference as Exhibit 1 to the Schedule 13D). The Company has agreed to enter into a customary registration rights agreement with any person to whom Cerberus ABP assigns its rights under the Investment Agreement if such shares would not otherwise be subject to the existing registration rights agreement.

       As part of the Investment Agreement, subject to the terms and conditions thereunder, Cerberus ABP has agreed to purchase a number of Shares equal to its pro rata basic subscription right, in addition to its backstop commitment. However, pursuant to the Investment Agreement, Cerberus ABP may not elect to purchase shares pursuant to the over-subscription privilege in the Rights Offering.  Cerberus has agreed not to transfer, without the prior written consent of the disinterested members of the board of directors of the Company, during the pendency of the Rights Offering, any subscription rights distributed, directly or indirectly, to it.

       The descriptions of the Investment Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 5 hereto.

Item 7.   Material to be Filed as Exhibits.

       Item 7 is hereby amended by adding the following exhibit:

       5.           Investment Agreement, dated as of April 26, 2011, between Cerberus ABP Investor LLC and BlueLinx Holdings, Inc. (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by BlueLinx Holdings, Inc. on April 26, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2011

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).